UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

OR

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number: 001-12669

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SouthState Bank 401(k) Retirement Savings Plan

1101 1st Street S

Winter Haven, Florida 33880

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHSTATE CORPORATION

1101 1st Street S

Winter Haven, Florida 33880

SouthState Bank 401(k) Retirement Savings Plan

Financial Statements with Supplementary Schedule

December 31, 2023 and 2022 and for the Year Ended December 31, 2023

And Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of

SouthState Bank 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of SouthState Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2023.

Birmingham, Alabama

June 21, 2024

Report of Independent Registered Public Accounting Firm

Participants and the Retirement Committee

SouthState Bank 401(k) Retirement Savings Plan

Winter Haven, FL

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SouthState Bank 401(k) Retirement Savings Plan (the “Plan”) as of December, 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP

We served as the Plan’s auditor from 2008 to 2022.

Asheville, NC

June 23, 2023

SouthState Bank 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022

ASSETS
Cash	$—	$1,712

Total investments, at fair value	537,377,590	452,402,124

Receivables:
Employer contributions	438,223	584,325
Notes receivable from participants	10,874,171	9,714,694
Total receivables	11,312,394	10,299,019

Total assets	$548,689,984	$462,702,855

Net assets available for benefits	$548,689,984	$462,702,855

The accompanying notes are an integral part of the financial statements.

SouthState Bank 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2023

Additions to net assets attributed to:	2023
Investment income:
Net appreciation in fair value of investments	$61,740,132
Interest and dividends	17,096,423
Total investment income	78,836,555

Interest income on notes receivable from participants	667,661

Contributions:
Participants’	32,661,033
Rollovers	6,246,003
Employer contributions	16,286,552
Total contributions	55,193,588
Total additions	134,697,804

Deductions from net assets attributed to:
Benefits paid to participants	48,347,580
Administrative expenses	363,095
Total deductions	48,710,675

Net increase	85,987,129

Net assets available for benefits:
Balance, beginning of year	462,702,855
Balance, end of year	$548,689,984

The accompanying notes are an integral part of the financial statements.

SouthState Bank 401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following description of the SouthState Bank 401(k) Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees with the exception of employees classified as temporary or “on-call” of SouthState Bank (the “Company”), a wholly-owned subsidiary of SouthState Corporation, and all affiliates of the Company who are age 18 or older. The Company’s employees can enter the Plan immediately upon meeting eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Retirement Committee, members of which are appointed by the Board. The Retirement Committee contracted Fidelity Management Trust Company (“Fidelity” or the “Trustee”) as the trustee and record keeper of the Plan and the Plan’s assets.

Contributions:

Each year, participants may contribute up to 85% of pretax annual base compensation, as defined in the Plan. The Plan also allows participants to make after-tax Roth Contributions, subject to certain limitations imposed by the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan defines Compensation as a participant’s Form W-2 Compensation received during a Compensation Determination Period. A Compensation Determination Period is defined as the Plan Year; and any elective deferrals as defined under the Internal Revenue Code (the “Code”) §402(g) and any amount contributed or deferred by the Employer at the election of the Employee which is not includible in gross income by reason of Code §125, Code §132(f)(4) or Code §457, will be included in Compensation. In addition, any amount received under the following circumstances will not be considered Compensation: amounts set forth in Regulation §1.414(s)-1(c)(3) (i.e., reimbursements or other expense allowances, including fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits, even if includible in gross income).

The Plan permits eligible participants to contribute up to a maximum annual amount of $22,500 for 2023. Participants age 50 and older are permitted to make catch-up contributions of $7,500 for 2023.

The Plan requires newly eligible employees be automatically enrolled in the Plan with a withholding of 4% of Compensation as defined by the Plan unless a Salary Deferral Election form is filed.

The Plan provides for discretionary non-elective profit sharing contributions on an annual basis. Employees will be entitled to such contributions if they are employed on the last day of the year and have completed 1,000 hours of service during the Plan year. Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the non-elective Company contribution. There were no non-elective contributions for 2023.

Employees participating in the Plan receive a 100% matching of their 401(k) plan contribution, up to 4% of their Compensation. Employer contributions on the first 4% of their Compensation are made per pay period. In addition, employees are eligible for an additional 2% discretionary matching contribution. For the year ended December 31, 2023 and 2022, there was no discretionary matching contribution. Employer contributions for the discretionary match may be made annually from current or accumulated net profits. Both employer and employee contributions are subject to certain limitations based on the Code.

Note 1 – Description of Plan (continued)

Participant accounts:

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and allocations of Plan earnings. Each participant’s account is also charged with an allocation of administrative expenses and Plan losses. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

All participant contributions and the Company’s matching contributions are immediately vested. Participants vest in non-elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older. An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service. The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Investment Options:

Participants may direct how their pre-tax and after-tax (Roth) deferred contributions, rollover funds, employer matching contributions and employer non-elective profit-sharing contributions will be invested within various investment options selected by the Retirement Committee. All participant directed funds, except investments in SouthState Bank Unitized Stock Fund may be redirected daily.  For the SouthState Bank Unitized Stock Fund, the maximum deferral allocation and balance threshold is restricted to 10% per the Plan (See Note 7 – Investments for additional information on the SouthState Bank Unitized Stock Fund).

Participants must wait 30 calendar days before exchanging back into SouthState Bank Unitized Stock Fund. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.	Purchases of shares with participant payroll or employer contributions or loan payments.
2.	Purchases of shares with reinvested capital.
3.	Redemption of shares to pay any otherwise permissible withdrawals from the Plan.
4.	Redemption of shares at the direction of the Plan.
5.	Redemption of shares to pay fees.

Forfeitures:

At December 31, 2023 and 2022, forfeited non-vested accounts totaled $18,056 and $8,193, respectively. Forfeitures may be used to pay administrative expenses incurred by the Plan. Any additional balances in the forfeiture account will then be applied to restore previous forfeitures of participant accounts pursuant to the Plan document. The portion of the forfeiture account available after the above items are satisfied is then available to be used to offset any employer contribution. During 2024, $25,000 forfeitures were used to offset the 2023 employer contributions.

Notes Receivable from Participants:

Participants may borrow from their plan assets after one year of participation. A participant must borrow at least $1,000 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant’s vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2023 carry interest rates ranging from 3.25% to 9.50%. Principal and interest is paid ratably through payroll deductions.

The Plan allows two loans outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. The Plan does not restrict loans from any portion of the participant’s funds invested in the SouthState Bank Unitized Stock Fund.

Note 1 – Description of Plan (continued)

Payment of benefits and withdrawals:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

The Plan allows Fidelity, at its sole discretion, to distribute a participant’s vested Aggregate Account balance without consent of the participant if the account balance is less than $5,000. Such distribution may be made in a lump sum at any time after a participant terminates employment, subject to certain provisions of the Plan.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains or losses on investments sold and unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits and Withdrawals:

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 2 – Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

Contributions:

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld.

Risks and Uncertainties:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 3 – Related Party Transactions

Certain Plan investments are shares of SouthState Corporation common stock. The Plan held common shares of SouthState Corporation of 155,634 shares valued at $13,143,375 and 183,822 shares valued at $14,036,672 at December 31, 2023 and 2022, respectively. Dividends received from SouthState Corporation common stock totaled $345,712 for the year ended December 31, 2023.

Note 4 – Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

Note 5 – Tax Status

The underlying pre-approved plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020 stating that the written form of the underlying pre-approved document is qualified under Section 401 of the Code. Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Under accounting principles generally accepted in the United States, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 – Exempt Party-In-Interest Transactions

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Investment related expenses are included in net appreciation (depreciation) of fair value of investments. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Note 7 – Investments

Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustee.

The Retirement Committee and Trustee direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

The Trustee maintains a SouthState Corporation Unitized Stock Fund, for the exclusive use of the Plan, to account for the Plan’s interest in SouthState Corporation common stock, plus any undistributed cash to be invested into SouthState Corporation common stock. The Trustee acquires and sells the common stock through a broker-dealer.

Note 8 – Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable inputs such as quoted prices in active markets;
Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value   measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis. There have been no changes in the methodologies used at December 31, 2023 and 2022.

SouthState Corporation Unitized Stock Fund is valued on a recurring basis at quoted market prices where available. The common stock is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.  As disclosed in Note 7, this fund also has a small percentage of cash invested in a money market fund, which is included with mutual funds and is classified within Level 1 of the valuation hierarchy.

Note 8 – Fair Value Measurements (continued)

Mutual Funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common collective trust fund holds guaranteed investment contracts (“GIC”), separate account GICs, and synthetic GICs. The fair value of the Plan's interest in the common collective trust ("CCT") is based on the unit value of the fund as determined by the investment manager sponsoring such fund by dividing the CCT's net asset at fair value by its units outstanding at the valuation date. The CCT does not have a readily determinable fair value and therefore has been valued at NAV as a practical expedient and is not classified within a level of the valuation hierarchy.

The table below presents the recorded amount of the Plan’s investments measured at fair value on a recurring basis.

December 31, 2023:	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$489,276,787	$489,276,787	$—	$—
Common stock - SouthState Corporation	13,143,375	13,143,375	—	—
Total investments in fair value hierarchy	502,420,162	502,420,162	—	—
Investments measured at NAV(a)	34,957,428	—	—	—
Total Investments at fair value	$537,377,590	$502,420,162	$—	$—

December 31, 2022:
Mutual funds	$400,064,407	$400,064,407	$—	$—
Common stock - SouthState Corporation	14,036,672	14,036,672	—	—
Total investments in fair value hierarchy	414,101,079	414,101,079	—	—
Investments measured at NAV(a)	38,301,045	—	—	—
Total Investments at fair value	$452,402,124	$414,101,079	$—	$—

(a)	In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

Note 9 – Net Asset Value Per Share

The following table for December 31, 2023 and 2022 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2023	Fair Value at December 31, 2022	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund:
Federated Capital Preservation Fund(a)	$34,957,428	$38,301,045	$—	Daily	None

(a)	The common collective trust fund simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the issuer. This provides a stable value option for Plan participants.

Supplementary Schedule

SouthState Bank 401(k) Retirement Savings Plan

EIN 59-2979916

Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,		Current
	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	Corporate Stocks
*	SouthState Corporation	155,634 common shares	**	$13,143,375

	Mutual Funds
	American Beacon Funds	American Beacon Small Cap Value Fund Class R6, 329,355 shares	**	8,207,548
	American Century	American Century Small Cap Growth R6, 51,464 shares	**	1,032,386
	American Funds	American Funds New World Fund Class R6, 38,028 shares	**	2,850,599
	Columbia Management	Columbia Dividend Income Fund Z, 1,218,320 shares	**	37,804,472
	Dodge & Cox	Dodge & Cox Income Fund Class I, 1,423,801 shares	**	17,968,377
*	Fidelity	Fidelity Cash Reserves, 2,192 shares	**	2,192
*	Fidelity	Fidelity US Bond Index Fund, 774,155 shares	**	8,074,439
*	Fidelity	Fidelity 500 Index Fund, 344,633 shares	**	57,033,448
*	Fidelity	Fidelity Mid Cap Index Fund, 225,670 shares	**	6,758,827
*	Fidelity	Fidelity Small Cap Index Fund, 249,064 shares	**	6,236,579
*	Fidelity	Fidelity International Index Fund, 142,235 shares	**	6,734,864
	Franklin Templeton Investments	ClearBridge International Growth Fund Class I, 387,005 shares	**	23,580,274
	Mainstay Funds	Mainstay Large Cap Growth Fund, 4,665,422 shares	**	50,899,754
	PIMCO	PIMCO International Bond Fund, 136,924 shares	**	1,351,446
	Principal Funds	Principal High Yield Fund, 720,078 shares	**	4,810,124
	T. Rowe Price	Mid Cap Growth Fund, 147,847 shares	**	14,821,695
	T. Rowe Price	New Horizons Growth Fund, 239,696 shares	**	13,552,453
	Vanguard	Vanguard Federal Money Market Fund, 5,347,985 shares	**	5,347,985
	Vanguard	Vanguard Real Estate Index Is, 272,279 shares	**	5,274,049
	Vanguard	Vanguard Target Retirement 2020, 476,449 shares	**	12,802,187
	Vanguard	Vanguard Target Retirement 2025, 1,780,006 shares	**	32,716,527
	Vanguard	Vanguard Target Retirement 2030, 845,036 shares	**	29,973,428
	Vanguard	Vanguard Target Retirement 2035, 1,357,007 shares	**	30,017,013
	Vanguard	Vanguard Target Retirement 2040, 646,115 shares	**	25,392,343
	Vanguard	Vanguard Target Retirement 2045, 1,029,883 shares	**	27,456,682
	Vanguard	Vanguard Target Retirement 2050, 390,959 shares	**	17,374,230
	Vanguard	Vanguard Target Retirement 2055, 243,875 shares	**	12,093,797
	Vanguard	Vanguard Target Retirement 2060, 130,228 shares	**	5,950,121
	Vanguard	Vanguard Target Retirement 2065, 47,977 shares	**	1,436,940
	Vanguard	Vanguard Target Retirement Income, 397,818 shares	**	5,175,616
	Victory Capital Management	Victory Sycamore Established Value Fund I, 356,603 shares	**	16,546,392
				489,276,787
	Common Collective Trust Funds
	Federated Capital	Federated Capital Preservation Fund	**	34,957,428

	Participant Loans:
*	Notes receivable from participants	3.25% to 9.50%, Latest Maturity Date: 08/16/2041	***	10,874,171
		Total assets held for investment purposes		548,251,761

		Total assets		$548,251,761

*	Indicates a party-in-interest.
**	The cost of participant directed investments is not required to be disclosed.
***	FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith

23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SouthState Bank 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 21, 2024	/s/ William E. Matthews, V
William E. Matthews, V
SouthState Retirement Committee